[LETTERHEAD]

June 20, 2008	Writer's Direct Contact 415.268.6617 bparris@mofo.com

Via EDGAR and Facsimile

United States Securities and Exchange Commission
100 F Street N. E.
Washington D.C. 20549-3561
Attention: Mr. Daniel F. Duchovny

Re:
USANA Health Sciences, Inc.
Schedule 14D-9 filed June 13, 2008
File No. 005-55565

Dear Mr. Duchovny:

On behalf of the Special Committee (the "Special Committee") of the Board of Directors of USANA Health Sciences, Inc. (the "Company") and on behalf of the Company, this letter is being submitted in response to comments received from the Staff of the Securities and Exchange Commission (the "SEC") by letter dated June 18, 2008 with respect to the Company's Schedule 14D-9 filed with the SEC on June 13, 2008 (the "Schedule 14D-9"). This letter is being submitted to the SEC concurrent with the Company's filing of Amendment No. 1 to the Schedule 14D-9 ("Amendment No. 1"). The numbering of the paragraphs below corresponds to the numbering of the Staff's letter, the text of which we have incorporated into this response letter for convenience. The Special Committee has authorized us to provide the responses below on the Company's behalf.

Item 4. the Solicitation or Recommendation, page 9

1.
It is unclear how the special committee's recommendation complies with the provisions of Rule 14e-2(a) which requires the target in a tender offer to take one of three stated positions. By both stating the special committee is unable to take a position while also recommending security holders to withhold tendering shares, you appear to be taking two positions; inability to take a position (subsection (a)(3)) and rejection of the offer (subsection (a)(1)). Please provide us your detailed legal analysis or revise your disclosure appropriately.

Response:

  We note the Staff's comment and advise that Amendment No. 1 sets forth the Special Committee's recommendation.

2.
Please provide us a copy of McColl's June 10, 2008 report to the special committee supplementally.

Response:

  We have supplementally provided the Staff with the requested information, in a separate letter of even date herewith, requesting confidential treatment pursuant to Rule 83 (17 C.F.R. § 200.83).

Item 6. Interest in Securities of the Subject Company, page 13

3.
Please tell us why you need to qualify your disclosure "to the knowledge" of the company. What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Response:

  We note the Staff's comment and advise that Amendment No. 1 includes the disclosure discussed and agreed to between the undersigned and Mr. Duchovny in a telephone conversation on June 18, 2008.

* * *

  We have been authorized to acknowledge on behalf of the Company and to confirm that the Company is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; and that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing. The Company further understands that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

  Sincerely,

  /s/ Brandon C. Parris

  Brandon C. Parris

cc:
Ronald S. Poelman, Chairman of the Special Committee
Jim Bramble, General Counsel of the Company
Robert M. Mattson, Jr.